Correspondence

Tradewinds Universal

501 Mercury Ln

Brea, CA 92821

May 4, 2026

Via EDGAR

Division of Corporation Finance\Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Tradewinds Universal Acceleration Request for Registration Statement on Form S-1/A File No. 333-293457

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tradewinds Universal (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 6, 2026 at 10:00 a.m., Eastern Time or such later time or date as is practical.

We hereby acknowledge that:

·	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

By:	/s/ Andrew Read, President Tradewinds Universal